HL Acquisitions Corp.

499 Park Avenue, 12th Floor

New York, NY 10022

June 26, 2018

VIA EDGAR

Mr. Jay E. Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HL Acquisitions Corp. Registration Statement on Form S-1 File No. 333-225520

Dear Mr. Ingram:

HL Acquisitions Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Wednesday, June 27, 2018, or as soon thereafter as practicable.

Very truly yours,

HL ACQUISITIONS CORP.

By:	/s/ Jeffrey E. Schwarz
Name: Jeffrey E. Schwarz
Title: Chief Executive Officer